UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM N-CR

CURRENT REPORT

MONEY MARKET FUND MATERIAL EVENTS

Part A: General information

Item A.1	Report for November 19, 2018

Item A.2	CIK Number of registrant: 0000949881

Item A.3	EDGAR Series Identifier: S000024031

Item A.4	Securities Act File Number: 33-96132

Item A.5	Name, e-mail address, and telephone number of the person authorized to receive information and respond to questions about this Form N-CR: Michele R. Teichner, Michele.Teichner@TDAM.com, 646-828-3653

Part B: Default or event of Insolvency of portfolio security issuer

Not Applicable

Part C: Provision of financial support to fund

Item C.1	Description of nature of support: Provision of capital contribution to increase the net asset value per share to $1.0000 in connection with the upcoming liquidation of TD Institutional Treasury Obligations Money Market Fund, a series of the Registrant (the “Portfolio”).

Item C.2	Person providing support: TDAM USA Inc.

Item C.3	Brief description of relationship between the person providing support and the fund: TDAM USA Inc. is the investment adviser to the Portfolio.

Item C.4	Date support provided: November 16, 2018

Item C.5	Amount of support: $54,929.63.

Item C.6	Security supported (if applicable). Disclose the name of the issuer, the title of the issue (including coupon or yield, if applicable) and at least two identifiers, if available (e.g., CUSIP, ISIN, CIK, LEI): Not Applicable

Item C.7	Value of the security supported on date support was initiated (if applicable): Not Applicable

Item C.8	Brief description of reason for support: The support related to the upcoming liquidation of the Portfolio, and was made to offset the historical losses previously realized by the Portfolio. The amount of the financial support is equal to the difference between the Portfolio’s net assets and the net asset value per share of $1.0000 multiplied by the number of shares outstanding so that shareholder interests are not diluted and all shareholders receive the same value upon the Portfolio’s liquidation or in redemptions made following the financial support, but prior to the liquidation.

Item C.9	Term of support: The capital contribution is a one-time payment.

Item C.10	Brief description of any contractual restrictions relating to support: Not applicable.

Part D: Deviation between current net asset value per share and intended stable price per share

Not Applicable

Part E: Imposition of liquidity fee

Not Applicable

Part F: Suspension of fund redemptions

Not Applicable

Part G: Removal of liquidity fees and/or resumption of fund redemptions

Not Applicable

Part H: Optional disclosure

Not Applicable

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TDAM USA Funds Inc.
(Registrant)

Date   November 16, 2018

/s/ Michele R. Teichner
[Name] Michele R. Teichner [Title] Chief Compliance Officer

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